August 7, 2024

Via Edgar
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Monroe Federal Bancorp, Inc. Registration Statement on Form S-1 (Registration Number 333-280165) Request for Acceleration of Effectiveness

To Whom It May Concern:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join Monroe Federal Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated to 11:00 a.m., Eastern time, on August 9, 2024, or as soon thereafter as may be practicable.

/s/ Allan D. Jean
Allan D. Jean
Director – Investment Banking